August 6, 2024

VIA E-mail

Kristen Freeman, Esq.
Senior Director, Counsel
ProShares
7272 Wisconsin Avenue
Bethesda, MD 20812
KFreeman@proshares.com

          Re: ProShares Trust
                Post-Effective Amendments to the Registration Statement on Form N-1A
                File Nos. 333-89822, 811-21114
Dear Ms. Freeman:
          On June 28, 2024, you filed an amendment to Form N-1A pursuant to Rule 485(a) of the Securities Act of 1933 on behalf of Proshares Trust new series, Ultra COIN ETF, Ultra
MARA ETF, Ultra MSTR ETF, UltraShort COIN ETF, UltraShort MARA ETF and
UltraShort
MSTR ETF (each, a    Fund,    collectively, the    Funds   ). We have reviewed
the registration
statement, and to ensure the efficiency of our review process and consistency of disclosure, we are providing a set of comments that generally apply to these Funds and other funds with substantially similar investment objectives and strategies. Unless otherwise specified, each of the comments applies to all of the Funds.

           Some of the comments elicit supplemental information, while others elicit disclosure.
As we are issuing these comments broadly to the Funds and other funds with similar investment objectives and strategies, we recognize that some comments may not be directly applicable to the
Funds or that responsive or consistent disclosure may already be included in the registration statement. Accordingly, where no change will be made in the registration statement in response to a comment, please briefly state the basis for your position and/or identify disclosure in the filing that is responsive to, or consistent with, the comment.

         Please file a supplemental letter that includes your responses to each of these comments as soon as practicable.

Important Information About the Fund

1. Please disclose that the Fund is not intended to be used by, and is not appropriate for, investors who do not intend to actively monitor and manage their portfolios. The Fund is very different from most mutual funds and exchange-traded funds. Investors should note that the Fund is riskier than alternatives that do not use leverage because the Fund magnifies the performance
(or underperformance) of the underlying security.
 Kristen Freeman, Esq.
ProShares Trust
Page 2

2. For Funds following an inverse strategy, disclose that the Fund pursues a daily investment objective that is inverse to the performance of its underlying security, a result opposite of most mutual funds and exchange-traded funds.

3. State explicitly that during periods of high volatility, the Fund may not perform as expected, and the Fund may have losses when an investor may have expected gains if the Fund is held for a period that is different than one trading day.

4. Please state that the Fund is not suitable for all investors and that the Fund is designed to be utilized only by sophisticated investors, such as traders and active investors employing dynamic strategies.

5. Investors in the Fund should: (i) understand the risks associated with the use of leverage;
(ii) understand the consequences of seeking daily long (or short, as applicable) leveraged investment results; and (iii) intend to actively monitor and manage their investments.

6. Disclose that investors who do not understand the Fund, or do not intend to actively manage their Funds and monitor their investments, should not buy shares of the Fund.

7. Please state that there is no assurance that the Fund will achieve its investment objective, and an investment in the Fund could lose money. The Fund is not a complete investment program.
The Fund   s investment advisor will not attempt to position the Fund   s
portfolio to ensure that the
Fund does not gain or lose more than a maximum percentage of its net asset value on a given
trading day. As a consequence, if the Fund   s underlying security moves more
than 50% (for a Fund
seeking two times daily performance) on a given trading day in a direction adverse to the Fund,
the Fund   s investors would lose all of their money.

Principal Investment Strategies

8.     Given each Fund   s concentrated exposure to a single underlying issuer,
please include in
Principal Investment Strategies:

   x   a statement that the underlying issuer is subject to the informational requirements of the
       Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the Securities and Exchange Commission;
   x   a statement that the information filed with the SEC and available at the website includes
       reports, proxy and information statements and other information regarding the underlying issuer; and
   x   where investors can locate information provided to or filed with the
Commission by the
       underlying issuer regarding financial statements;
   x   any collateral that the Fund intends to purchase to satisfy the requirements of its derivative
       counterparties; and
   x   Any relevant information regarding SEC enforcement actions against the
Fund   s
       underlying issuer.
 Kristen Freeman, Esq.
ProShares Trust
Page 3

9.      Please clarify that it is each underlying company   s shares (rather
than the company) that
are registered under the Securities Exchange Act of 1934 (the    Exchange Act
).

10.     Please briefly describe the term    crypto assets,    including how
they are issued and
transferred through public, permissionless blockchain technology and related technologies (e.g., so-called smart contracts) as well as their intended use cases and applications.

11. Please disclose that the business of each underlying company consists of holding bitcoin, and the risks associated therewith. As part of this discussion, state, if applicable, that these holdings are significant. In an appropriate location in the prospectus, briefly discuss the Bitcoin blockchain and its proof-of-work consensus mechanism (including "mining" and the block rewards and transaction fees earned through "mining"); the relationship of bitcoin to the Bitcoin blockchain;
and the application that the Bitcoin blockchain and bitcoin have been specifically designed to support, including the fact that bitcoin is presently not widely accepted as a means of payment.



12.    Under    Swap Agreements    please supplementally inform the staff of
the counterparties the
Fund expects to use and what percentage of the Fund   s assets and investment
exposure are
expected to be related to each of these counterparties. If exposure to a particular counterparty is deemed to be material, please identify the counterparty in the prospectus and file the agreement with the counterparty as an exhibit to the registration statement.

13. If notional exposure to a particular counterparty is likely to exceed 20% of the value of the
Fund   s assets, if applicable, please disclose: (i) that the counterparty is subject to the informational
requirements of the Exchange and in accordance with such requirements files reports and other information with the SEC; and (ii) the name of any national securities exchange on which the
counterparty   s securities are listed, stating that reports (and where the counterparty is subject to
Sections 14(a) and 14(c) of the Exchange Act, proxy and information statements) and other information concerning the counterparty can be inspected at such exchanges. If the foregoing is not applicable, please advise how investors will be provided with similar information.

14. For any counterparties that are subsidiaries of publicly traded companies for which there is sufficient market interest and publicly available information, please disclose whether the debts of such securities will be recourse to the parent.

15. Please disclose how the swap counterparties are likely to hedge their exposure and what will occur if a counterparty terminates the relationship and there are only a limited number of other counterparties available.

16. Please ensure that all material features of the contemplated swap agreements have been disclosed.

17. Please revise disclosure responsive to Item 9 to more fully explain how the Adviser
determines the swaps    notional exposure for a particular day, the impact that
notional exposure
would have on Fund returns, and the potential costs associated with rolling.
 Kristen Freeman, Esq.
ProShares Trust
Page 4


18.    Please advise and provide hypothetical value-at-risk (   VaR   )
calculations demonstrating
how each Fund anticipates being able to achieve its objective while remaining in compliance with the VaR test under Rule 18f-4 for a 6-month period.

19. Please disclose the designated reference portfolio (index) that the Fund plans to use and discuss how the index meets the definition of designated reference portfolio and meets the
requirements of Rule 18f   4.

Principal Risks

20. Please a principal risk section describing the risks associated with swaps.
21. Please also disclose as a principal risk the risks associated with a trading halt in the underlying stock.
22. Please disclose that the underlying holdings are not only highly volatile but also highly speculative. Also, briefly explain that the performance of those companies depends on use of crypto assets and public, permissionless blockchains for their intended purposes. In this regard, please clarify that they are not presently being widely used for such purposes and that there are significant impediments and/or disadvantages to this adoption, including scalability challenges.

23. In the Principal Risks section, please briefly explain the common impediments and/or disadvantages to adopting the Bitcoin blockchain as a payment network, including the slowness of transaction processing and finality, variability of transaction fees, and
volatility of bitcoin   s price.
Please also disclose that further development and use of the blockchain for its intended purpose
are, and may continue to be, substantially dependent on    Layer 2
solutions; briefly describe Layer
2 networks and any risks or challenges that they pose to the blockchain and bitcoin.

24. Please disclose that bitcoin has historically been subject to significant price volatility and speculation.

25.     Please disclose that the Commission has brought an enforcement action
(SEC v.
Coinbase, Inc., No. 1:23-cv-04738-KPF (S.D.N.Y. Mar. 27, 2024), alleging that Coinbase
Global, Inc. provides, among other things, a trading platform that operates as an unregistered broker, unregistered exchange, and unregistered clearing agency; a prime brokerage service that operates as an unregistered broker; and a crypto asset staking program that constitutes the unregistered offer and sale of an investment contract, and thus a security.

26.   Under    Counterparty Risk    please disclose the risk that there may be
a single or small
number of counterparties, if applicable.

27.   Under    Industry Concentration Risk    please disclose the industry in
which the underlying
company is classified and the risks specific to that industry.
 Kristen Freeman, Esq.
ProShares Trust
Page 5



Investment Results

28. Please advise the staff which appropriate broad-based index the Fund proposes to use for purposes of performance.

Purchase and Sale of Fund Shares

29.     Given that the Fund   s investment objective involves gaining a market
exposure to an
underlying single stock, please supplementally inform the staff whether the Fund will be able to continue to issue and redeem creation units where there exists market, regulatory or other issues affecting the liquidity, trading, settlement and/or valuation of the underlying single stock. Has the
Fund considered specific circumstances, including some that may not be
extraordinary,    that
might require suspending creations? Please specifically address, among other things, the impact that trading halts in the underlying single stock or instrument through which the Fund gets its exposure to the underlying single stock would have. For example, if the trading on an underlying single stock was halted, please describe whether and how the Fund would continue to accept orders for creation units. Where applicable, please describe considerations with respect to the issuance of creation units separately from considerations with respect to the redemption of creation units.
Please also include the following in your analysis:

   x   If the Fund achieves its intended exposure indirectly through other instruments, a
       description of how the analysis differs. For example, if there are issues affecting the
       liquidity of a single security that would impact the Fund   s ability to
create and redeem,
       how would the impact differ where the Fund is exposed to such single security indirectly?
   x   A discussion of whether counterparties may be unwilling to enter into swap transactions
       if they are unable to hedge their exposure due to an underlying issue with the stock.
   x   A description of the monitoring or other mechanisms that will be implemented to ensure
       that such market, regulatory or other issues do not translate into the
Fund   s inability to
       create and redeem creation units.
   x   A description of the considerations that the Fund   s board and the
Adviser gave to the
       appropriateness of the Fund   s investment objectives and strategies,
given the narrow
       market exposure and potential issues with issuing and redeeming creation units.

Tax Information

30. Given that the federal income tax treatment of certain aspects of the proposed operations of the Funds are not entirely clear and given the resulting implications to the
Fund   s ability to
qualify and maintain regulated investment company (   RIC   ) status under
Subchapter M of the
Internal Revenue Code of 1968, the ultimate tax treatment of the Funds appears to be material to an informed investor. Therefore, please explain the technical merits of your tax position regarding
RIC status, any known views of the taxing authorities with respect to the positions, a history of the taxing authority with respect to resolving fund tax issues with similar levels of technical support, and any other relevant information. As discussed in ASC-740, there is a presumption when
 Kristen Freeman, Esq.
ProShares Trust
Page 6

performing such analysis that tax positions will be examined by a taxing authority that has knowledge of all relevant information.

Statement of Additional Information

31.     Under    Investment Restrictions    please include the Funds'
investment restriction with
respect to concentration. See Item 16(c) of Form N-1A.

32.    Under    Purchases and Redemptions,    sections relating to Purchases
Outside the Clearing
Process, Rejection of Purchase Orders, Redemption of Creation Units, Redemptions in Cash,
Suspension or Postponement of Right of Redemption and Placement of Redemption Orders Using the Clearing Process, Placement of Redemption Orders Outside the Clearing Process,
Cancellation, Transaction Fees and Continuous Offering appear to have been omitted from the
SAI. Please inform the staff whether that is intentional and if so, why.

33.    Under    Conflicts of Interest    (page 41), please explain if the
registrant   s and Adviser   s
Code of Ethics addresses investments in ETFs that provide exposure to a single corporate issuer
(   Single Name ETFs   ). If these investments are excluded from either of
these Codes, please
advise whether the Codes will be amended to account for Single Name ETFs, including Single
Name ETFs that are not advised by the Adviser. If not, please advise how excluding Single
Name ETFs from reporting requirements is consistent with the registrant   s
obligations to
implement procedures reasonably designed to prevent violations of the federal securities laws.
                                        *       *      *

         In closing, we remind you that each Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please contact me at (202) 297-3811 or RosenbergMi@sec.gov.

                                                    Sincerely,
                                                    /s/ Michael A. Rosenberg
                                                    Senior Counsel


cc:    Thankam Varghese, Branch Chief
       Bernard Nolan, Senior Special Counsel
       Michael J. Spratt, Assistant Director